UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 September 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

Tesco Direct select TNT Logistics for Home Delivery, 5 September 2006

Netwerk VSP starts next-week delivery of addressed mail, 6 September 2006

WashTec chooses TNT Logistics for a reliable logistics solution, 7 September 2006

5 September 2006

Tesco Direct select TNT Logistics for Home Delivery

TNT Logistics UK has been awarded a five-year contract to operate two man home delivery services for the newly-launched Tesco Direct.

The nationwide service will utilise dedicated Tesco Direct vehicles as well as TNT Logistics' multi-user TNT Home fleet, which already delivers furniture and larger goods for other retailers.

Neil Ashworth, Supply Chain Director, at tesco.com, says TNT Logistics' long-standing experience in home delivery was a key factor in awarding the company the business. "They are the ideal logistics partner for us as they have the expertise we require to ensure the deliveries are made as promised to our customers. In addition, through the use of the TNT Home fleet, they give us the flexibility to grow the business in a cost-effective way. As with all parts of the Tesco business, the focus upon customer service is paramount, and TNT have demonstrated an enthusiasm to work with us to make the customer experience amongst the best in the market."

Tesco Direct will at the launch offer in excess of 8,000 product lines and about 1,000 of these will require the two-man home delivery service - from sofas and wardrobes, to home gyms and outdoor play equipment.

Customers can order through the tesco.com website, by telephone or by visiting the Tesco Direct desk located within selected Tesco stores.

The logistics operation will be run out of the brand new 38,000 sq metre National Distribution Centre at Crewe which TNT will manage on Tesco's behalf and also utilise six home delivery platforms, from Glasgow to Exeter. Initially over 200 TNT staff will be employed on the operation increasing as sales volumes accelerate.

TNT Logistics has installed software systems, including its HDi home delivery system, Red Prairie's DLx warehouse management system, Paragon route planning and PenPod for the collection of electronic signatures.

Neil Crossthwaite, Managing Director, TNT Logistics UK, says: "We look forward to working closely with Tesco Direct as they build this whole new business offering. Our team has experience in launching major home delivery supply chains from scratch and I am sure our partnership with Tesco Direct will be an outstanding success."

"We look forward to expanding the operation as Tesco Direct wins more and more customers. Through the resources of TNT Logistics, we can offer instant access to the expertise, IT systems, personnel and vehicles at precisely the level that suits Tesco Direct's rate of growth."

TNT Logistics' other customers within the home delivery sector include House of Fraser, The Pier, Habitat and B&Q.

6 September 2006

Netwerk VSP starts next-week delivery of addressed mail

Starting 1 January 2007, TNT will launch a next-week mail delivery service through its subsidiary Netwerk VSP. With this service, intended for delivery within the Netherlands of large volumes of pre-sorted, addressed mail on the basis of next-week delivery, TNT is responding to customer demand for non-time-critical delivery of large volumes of addressed mail at a very competitive price.

Starting a next-week delivery service is an integral part of the company's strategy for the postal market to achieve greater cost flexibility and offer wider scope for price differentiation, while maintaining margin levels.

Group Managing Director of TNT's Mail division, Harry Koorstra, says, "Customers are increasingly demanding more flexibility in the price and delivery time for large volumes of addressed mail, like leaflets, brochures and catalogues. We are responding to this market development with a dedicated next-week delivery service. We will be offering this service through our subsidiary Netwerk VSP, a company with a low cost structure and a proven track record in the delivery of large consignments of mail."

Netwerk VSP Addressed is a new service of Netwerk VSP, a subsidiary of TPG Post. Netwerk VSP is a large distributor of unaddressed mail throughout the Netherlands and has about 22,000 deliverers.

7 September 2006

WashTec chooses TNT Logistics for a reliable logistics solution

TNT Logistics Central & Eastern Europe is the new partner for the European warehousing and distribution logistics of WashTec Cleaning Group, the world's leading provider of carwash solutions. The 3-year contract was signed in early August.

The pan-European spare parts logistics operation of WashTec will be based on three regional spare parts warehouses in Norway, Great Britain and France in addition to its current European spare parts distribution centre in Germany. Starting as early as this coming autumn, TNT Logistics will be stockpiling 10,000 articles in more than 18,000 sqm multi-user warehouse in Eppertshausen near Frankfurt am Main, and will be distributing more than 67,000 shipments annually to locations all across Europe. The transportation services will also include overnight deliveries for rush orders as well as deadline orders for general overhaul.

Implementation of the pan-European spare parts logistics project with TNT Logistics should allow WashTec to reduce its working capital and overheads while improving its capacity for immediate response to delivery requests, says Thorsten Krüger, spokesman for the Washtec AG board of management.

"WashTec, our new customer, will be yet another excellent reference for TNT Logistics in the area of spare parts logistics, and for medium-sized companies in particular. Under the central management and responsibility of TNT Logistics Central & Eastern Europe, we will achieve an integral pan-European solution of the highest quality level," explains Bernd Müßig, General Manager Business Development.

About TNT N.V.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 7 September 2006